SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

**Report Of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of
the Securities Exchange Act of 1934**

For the month of December 2002

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   x   Form 40 F _____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____   No   x

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002.

Alcon, Inc. issued the following News Release on December 5, 2002.

Alcon, Inc.
Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland

For immediate release

Dr. James I. Cash Resigns
From Alcon, Inc. Board of Directors

Hünenberg, Switzerland - December 5, 2002 - Citing increased demands on his time, Dr. James I. Cash advised Alcon that he will resign from the board of Alcon, Inc. (NYSE:ACL) effective December 31, 2002. Dr. Cash has served on the board since Alcon's initial public offering in March 2002.

In addition to his responsibilities in the academic world, Dr. Cash, who has served on the board of Microsoft Corporation for several years, has been named Chair of that board's Antitrust Compliance sub-committee. "This additional activity will take a great deal of my time, and I find I must cut back on my service on some other boards, one of which is Alcon," he said. "I thoroughly enjoyed my time on the Alcon Board, and will miss the opportunity to work with Alcon's very energetic and effective management team." Dr. Cash is Senior Associate Dean and the James E. Robison Professor of Business Administration of the Graduate School of Business Administration, Harvard University and Chairman of HBS Publishing.

"Dr. Cash brought a wealth of talent and experience to our board," said Tim Sear, Chairman and CEO. "We are sorry to see him go, and we thank him for helping Alcon in our early stages as a public company."

Alcon intends to nominate a replacement for Dr. Cash at its annual general meeting of shareholders in May 2003.

Alcon, Inc. (NYSE: ACL) is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens care solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

Caution Concerning Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. You should read this press release with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we

undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

# # #

For information, contact:
Doug MacHatton (Investor Relations)
800-400-8599
News media and other inquiries: Mary Dulle (Public Relations)
817-551-8058
mary.dulle@alconlabs.com
www.alconinc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date   December 6, 2002   By   /s/ Martin Schneider
                                                Name: Schneider, Martin
                                                Title: Attorney in Fact

Date   December 6, 2002   By   /s/ Guido Koller
                                                Name: Koller, Guido
                                                Title: Senior Vice President